Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law
999 Peachtree Street, NE / 14th Floor / Atlanta, Georgia 30309-3964	Charles D. Vaughn
Tel: 404.817.6000 Fax: 404.817.6050	404.817.6189
www.nelsonmullins.com	charles.vaughn@nelsonmullins.com
September 28, 2006
Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, DC 20549
RE:	Goldleaf Financial Solutions, Inc. (f/k/a Private Business, Inc.) Registration Statement on Form S-1/A File No. 333-133542 Filed September 18, 2006
Dear Ms. Jacobs:
          On behalf of Goldleaf Financial Solutions, Inc. (“Goldleaf”), this letter responds to the Staff’s comment response letter dated September 20, 2006 regarding the registration statement of Goldleaf referenced above. To be consistent with the style used in the registration statement, the terms “we” and “our” in this letter refer to Goldleaf rather than this law firm. The responses in this letter are based on representations made by Goldleaf management to this law firm for the purpose of preparing this letter.
General
1.	We reissue our prior comment 1 of our letter dated September 5, 2006. Please file the form of Underwriting Agreement.
     Response
We are today filing the form of underwriting agreement with Amendment No 6 to Goldleaf’s Registration Statement on Form S-1 (“Amendment No. 6”).
Employment Agreements with Executive Officers, page 72
2.	Refer to the agreements with Messrs. Meyerhoff and Craighead and the provisions entitling these individuals to a “one-time special bonus upon the closing of the offering”. Section IV.B of the agreements states that the Board will determine this amount. Add disclosure addressing the type of parameters the Board will consider in determining this amount. To the extent practicable, quantify the amount and disclose whether it will be paid from the proceeds of the offering.

Barbara C. Jacobs
September 28, 2006

     Response
We have added disclosure to the descriptions of the employment agreements of each of Mr. Meyerhoff and Mr. Craighead in response to this comment. For your convenience, we are providing the descriptions below, with the additional language highlighted in bold:
     Employment Agreement with Scott Meyerhoff
     Effective September 15, 2006, we entered into an employment agreement with Mr. Meyerhoff, our executive vice president of finance and strategy. Mr. Meyerhoff’s agreement provides for an annual base salary of $220,000 and an annual incentive award at the discretion of the board of directors of up to 50% of Mr. Meyerhoff’s base salary. Mr. Meyerhoff and Mr. Craighead, our chief financial officer, may also be eligible to receive one-time special bonuses on the closing of this offering, subject to the discretion of our board of directors. If we pay bonuses to Mr. Meyerhoff and Mr. Craighead, we anticipate that they will not exceed $100,000 in total. We will pay those bonuses out of our working capital, not from offering proceeds. In determining whether to award the bonuses, our board will take into account our performance, the performance of Mr. Meyerhoff and Mr. Craighead and other factors the board deems appropriate. The employment agreement has an initial term of one year and is automatically extended for additional one-year terms until either party gives written notice specifying that the term shall continue for only one additional year.
     The employment agreement provides for various payments to Mr. Meyerhoff upon cessation of employment, depending on the circumstances. If Mr. Meyerhoff voluntarily terminates his employment without a constructive discharge, is “terminated for cause,” or if either party elects not to renew for an additional one-year term, he will receive his pro rata base salary and perquisites to the date of termination. “Constructive discharge” means a voluntary termination by Mr. Meyerhoff after a failure by us to fulfill our obligations under the employment agreement in any material respect, which we do not remedy within 30 days of receiving notice from Mr. Meyerhoff. “Termination for cause” means termination by the board of directors due to Mr. Meyerhoff’s serious misconduct which has resulted or is likely to result in material economic damage to us. Except in the case of a conviction for a felony or fraud, we must provide notice 30 days prior to termination for cause and provide Mr. Meyerhoff with the opportunity to cure such damage or likely damage, to our reasonable satisfaction, within 30 days of such notice.
     If Mr. Meyerhoff is terminated through a without “cause” termination or a “constructive discharge,” he will receive an amount equal to the sum of his base salary in effect at the time and his bonus for the prior year. If we pay this amount to Mr. Meyerhoff for any reason following his termination, he cannot compete with us for 12 months following his termination. Following his termination for any reason, Mr. Meyerhoff (a) cannot solicit our employees for 12 months, and (b) cannot participate in any acquisition or business relationship with an entity that we have been negotiating with for an acquisition or business relationship for six months.
     Employment Agreement with Scott Craighead
     Effective September 15, 2006, we entered into an employment agreement with Mr. Craighead, our executive vice president and chief financial officer. Mr. Craighead’s agreement provides for an annual base salary of $220,000 and an annual incentive award at the discretion of the board of directors of up to 50% of Mr. Craighead’s base salary. Mr. Craighead and Mr. Meyerhoff, our executive vice president of finance and strategy, may also be eligible to receive one-time special bonuses on the closing of this offering, subject to the discretion of our board of directors. If we pay bonuses to Mr. Craighead and Mr. Meyerhoff, we anticipate that they will not exceed $100,000 in total. We will pay those bonuses out of our working capital, not from offering proceeds. In determining whether to award the

Barbara C. Jacobs
September 28, 2006

bonuses, our board will take into account our performance, the performance of Mr. Craighead and Mr. Meyerhoff and other factors the board deems appropriate. The employment agreement has an initial term of one year, and is automatically extended for additional one-year terms until either party gives written notice specifying that the term shall continue for only one additional year.
     The employment agreement provides for various payments to Mr. Craighead upon cessation of employment, depending on the circumstances. If Mr. Craighead voluntarily terminates his employment without a “constructive discharge,” is “terminated for cause,” or if either party elects not to renew for an additional one-year term, he will receive his pro rata base salary and perquisites to the date of termination. “Constructive discharge” means a voluntary termination by Mr. Craighead after a failure by us to fulfill our obligations under the employment agreement in any material respect, which we do not remedy within 30 days of receiving notice from Mr. Craighead. “Termination for cause” means termination by the board of directors due to Mr. Craighead’s serious misconduct which has resulted or is likely to result in material economic damage to us. Except in the case of a conviction for a felony or fraud, we must provide notice 30 days prior to termination for cause and provide Mr. Craighead with the opportunity to cure such damage or likely damage, to our reasonable satisfaction, within 30 days of such notice.
     If Mr. Craighead is terminated through a without “cause” termination or a “constructive discharge,” he will receive an amount equal to the sum of his base salary in effect at the time and his bonus for the prior year. If we pay this amount to Mr. Craighead for any reason following his termination, he cannot compete with us for 12 months following his termination. Following his termination for any reason, Mr. Craighead cannot solicit our employees for 12 months.
Part B — Information Not Required in Prospectus
Exhibits
Exhibit 5.1
3.	Revise the reference to Private Business, Inc. The opinion should accurately reference the corporate name.
     Response
We have corrected the name to Goldleaf Financial Solutions, Inc. in response to this comment.
4.	Revise to identify the number of shares covered by the registration statement.
     Response
We have identified the number of shares covered by the registration statement in response to this comment.
          Please note that we are filing a free writing prospectus immediately after we file Amendment No. 6. The free writing prospectus includes an updated Capitalization section and the supplemented descriptions of the employment agreements of each of Mr. Meyerhoff and Mr. Craighead. We provide a copy of the table on the following page for your reference. As indicated in bold, we have revised three amounts in the Capitalization table.

Barbara C. Jacobs
September 28, 2006

	As of June 30, 2006
	Unaudited
		Pro Forma
	Actual	as Adjusted
	(In thousands)
Cash and cash equivalents	$710	$21,141
Long-term debt:
Term notes	9,750	0
Revolving line of credit	550	0
Non-recourse lease notes payable	3,768	3,768
Capital lease obligations, net of current portion	1,165	1,165
Redeemable preferred stock—Series C non-convertible; 10,000 shares issued and outstanding, actual, net of discount of $1,340; and no shares issued and outstanding, pro forma as adjusted	8,660	0

Total long-term debt	23,893	4,933
Short-term debt(1)	8,696	2,696
Current portion of capital lease obligations	286	286
Stockholders’ equity:
Common stock, no par value; 100,000,000 shares authorized and 3,163,290 shares issued and outstanding, actual (adjusted for reverse split); and 15,532,290 shares issued and outstanding, pro forma as adjusted	—	0
Preferred Stock, 20,000,000 shares authorized:
Series A non-convertible, no par value; 21,012.5 shares issued and outstanding, actual; and no shares issued and outstanding, pro forma as adjusted	6,796	0
Series B convertible, no par value; 40,031 shares issued and outstanding, actual; no shares issued and outstanding, pro forma as adjusted	114	0
Additional paid-in capital	8,236	89,173
Retained earnings (deficit)	2,138	(24,163)

Total stockholders’ equity	17,284	65,010

Total capitalization	$50,159	$72,925

          Other than as noted in this letter, the only changes to the registration statement in Amendment No. 6 are the updated auditor consents and the addition of dollar amounts in Item 13 of Part II.
     On Friday, September 29, the underwriters will distribute the free writing prospectus via email to all potential investors who received the preliminary prospectus. We anticipate submitting a request for acceleration on Friday afternoon for an effective date of Tuesday, October 3.

Barbara C. Jacobs
September 28, 2006

          If you have any questions regarding Amendment No. 6, please call me at (404) 817-6189. If you do not reach me on that number, please call me on my cell phone at (404) 372-9681.
Sincerely,
/c/ Charles D. Vaughn
Charles D. Vaughn

cc:	Jay Ingram
Tamara Tangen
Craig Wilson
G. Lynn Boggs